

November 17, 2017

By E-Mail

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

>   **Re: Deckers Outdoor Corporation**
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed on November 15, 2017**
>   **File No. 001-36436**

Dear Mr. Schnell:

We have reviewed your filing and have the following comment.

Materials Distributed to Certain Investors on November 15, 2017

Our Business Transformation Journey, page 9

1.   Please provide support for your statement that your initiatives are expected to lead to a 380 basis points improvement in operating profit.

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

>   Sincerely,
>
>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions